

August 26, 2011

Via E-mail
Mr. Robert Mills
Chief Financial Officer
Knology, Inc.
1241 O.G. Skinner Drive
West Point, GA  31833

>  **Re:**    **Knology, Inc.**
>             **Form 10-K for the fiscal year ended December 31, 2010**
>             **Filed March 15, 2011**
>             **Form 10-Q for the quarter ended June 30, 2011**
>             **Filed August 8, 2011**
>             **File No. 0-32647**

Dear Mr. Mills:

        We have reviewed your response letter dated August 1, 2011 and have the following comments.  As noted in our letter dated July 18, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

1.  We note your response to comment three from our letter dated July 18, 2011.  We note that you believe the amounts of the errors in the valuation of a derivative due to the misinterpretation of the valuation information were not material since the trends were not materially impacted.  We also note that the amounts involved are very material to net

income for 2010 and 2009.  Please amend the Form 10-K to revise the financial statements to include a restatement for the correction of this error pursuant to ASC 250-10-45-22 to ASC 250-10-45-27.

Forms 10-Q for the quarters ended March 31, 2011 and June 30, 2011

2.  Please also restate the financial statements included in your quarterly reports for the periods ended March 31, 2011 and June 30, 2011 and revise your MD&A in these filings accordingly.

General

3.  Please file an Item 4.02 Form 8-K to report the restatement of your financial statements.


Please file all correspondence over EDGAR.  You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director